EXHIBIT 4.2
THE SNAPin SOFTWARE, INC. 2003 EQUITY INCENTIVE PLAN
SUB-PLAN FOR UK EMPLOYEES
1. The purpose of this Sub-Plan is to provide incentive for present and future employees of SNAPin Software UK Ltd through the grant of options over Common Stock.
2. This Sub-Plan is governed by the SNAPin Software, Inc. 2003 Equity Incentive Plan and all its provisions shall be identical to those of the Plan save for the provisions amended as below to accommodate the specific requirements of UK law.
3. SECTION 1. PURPOSE. shall be deleted and replaced in its entirety as follows:
     The purpose of the Sub-Plan of the SNAPin Software, Inc. (“SnapIn” or “the Company”) 2003 Equity Incentive Plan is to attract, retain and motivate employees of SNAPin and its related companies by providing them with the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company’s shareholders.
     Capitalized terms are defined in Section 2.
4. SECTION 2. DEFINITIONS. shall be supplemented by the following Definitions:
     “Eligible Employee” shall mean an employee who fulfills the requirements of Part 4, Schedule 5 of ITEPA.
     “EMI” means enterprise management incentive.
     “EMI Option” means an option which meets the requirements of Schedule 5 of ITEPA.
     “ITEPA” means the Income Tax (Earnings & pensions) Act 2003.
     “Unapproved Option” means an option or part of an option which fails to meet the requirements of Schedule 5 of ITEPA.
5. SECTION 5. ELIGIBILITY. shall be deleted and replaced in its entirety as follows:
     An Award may be granted to any employee of the Company or a Related Company whom the Plan Administrator from time to time selects. Only Eligible Employees shall be eligible for the grant of EMI Options.
6. Sub-sections 7.1 and 7.2 of SECTION 7. OPTIONS. shall be deleted and replaced in their entirety as follows:
     7.1 The Plan Administrator may grant Options designated as EMI Options or Unapproved Options.

     7.2 The exercise price for shares purchased under an Option shall be as established by the Plan Administrator, but shall not be less than 100% of the Fair Market Value of a share on the date of grant.
7. SECTION 8. INCENTIVE STOCK OPTION LIMITATIONS. shall be deleted in its entirety and replaced with the following:
     SECTION 8 EMI OPTION LIMITATIONS
     Notwithstanding any other provisions of the Sub- Plan, the terms and conditions of any EMI Options shall in addition comply in all respects with Schedule 5 ITEPA or any successor provision and any applicable regulations thereunder, including the following:
     8.1 Eligible Employees
     Individuals who are not Eligible Employees of the Company or one of its parent or subsidiary corporations may not be granted EMI Options.
     8.2 Exercisability
     An Option designated as an EMI Option shall cease to qualify for favorable tax treatment as an EMI Option to the extent it is exercised (if permitted by the terms of the Option) more than 40 days after the date a Participant ceases to be an Eligible Employee for any reason other than death.
8. Sub-section 16.2 of SECTION 16. AMENDMENT AND TERMINATION. shall be deleted and replaced in its entirety as follows:
     16.2 Term of the Sub-Plan. The Sub-Plan shall have no fixed expiration date but shall terminate on the date of termination of the Plan. After the Sub-Plan is terminated, no future awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Sub-Plan’s terms and conditions.
9. References to Plan shall be substituted by Sub-Plan where appropriate in respect to options granted to UK Employees.

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